UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | DIVESTMENT BY SASOL CHEMICALS
NORTH AMERICA LLC OF ITS 50% EQUITY INTEREST IN GEMINI HDPE LLC

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code:
ZAE000151817
(“Sasol” or the Company”)
DIVESTMENT BY SASOL CHEMICALS NORTH AMERICA LLC OF ITS 50% EQUITY INTEREST
IN GEMINI HDPE LLC
The board of directors of Sasol is pleased to announce that Sasol Chemicals North America LLC
(“SCNA”), a wholly owned subsidiary of Sasol, has agreed principle terms with INEOS Gemini HDPE
Holding Company LLC (“INEOS”) and a new entity to be formed by INEOS (“Newco”) to sell its 50%
membership interest in Gemini HDPE LLC (“Gemini”) to Newco (the “Sale”) for USD404 million
(subject to adjustment for cash, debt, working capital and other items). Gemini produces and sells bimodal high-density polyethylene based in La Porte, Texas, United States of America.
The Sale represents a further step in achieving Sasol’s strategic and financial objectives by accelerating the focus on specialty chemicals and reducing net debt. Proceeds from the transaction will be used by
Sasol to repay near-term debt obligations.
Concurrent with the closing, the Company will have completed the restructuring of its existing debt facilities and the security package in respect thereof, resulting in Sasol and its subsidiaries being released from any existing security being provided in relation to Gemini (the “Refinancing”).
The representations and warranties being given by SCNA are general corporate representations and warranties.
As disclosed in the Sasol financial statements, prepared in accordance with IFRS and audited by the
Company’s auditors, PricewaterhouseCoopers Inc., the value of the net assets relevant to the sale is
USD 176 million (approximately R3 billion) as at 30 June 2020, which is net of the debt facilities associated with the interest. The loss attributable to the net assets was USD 18 million (approximately
R290 million) for the year ended 30 June 2020.
The Sale between SCNA, INEOS and Newco will only be effective upon restructuring of the existing debt facilities and the Company’s security package in respect thereof. Closing is anticipated to occur by 31 December 2020.
The Sale is classified as a Category 2 transaction in terms of the Listing Requirements of the JSE.
24 November 2020
Johannesburg

Sponsor: Merrill Lynch South Africa (Pty) Ltd

Legal Advisor to Sasol: ENSafrica Incorporated

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by
Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”,
“expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 November 2020

By:
/s/ M M L Mokoka
Name: M M L Mokoka
Title: Group Company Secretary